Hancock Fabrics, Inc.
One Fashion Way
Baldwyn, Mississippi 38824

February 11, 2011

VIA EDGAR CORRESPONDENCE

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-4720

Attention:	Mr. Ramin Olson

Re:	Hancock Fabrics, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2010
Definitive Proxy Statement on Schedule 14A Filed on April 27, 2010
Form 10-Q for the Fiscal Quarter Ended October 30, 2010
Response to SEC Comments dated January 28, 2011
File No. 001-09482

Dear Mr. Olson:

We have received the Staff’s comment letter dated January 28, 2011 with respect to the above-referenced filings.  Per your telephone conversation of earlier today with our counsel, W. Benjamin Barkley of Kilpatrick Townsend & Stockton, LLP, the Company proposes to respond to the Staff’s comment letter no later than February 25, 2011, ten business days after the original response deadline requested in your comment letter.

This new proposed response date is based on the need to accommodate the Company’s current efforts to complete and file its Annual Report on Form 10-K for its fiscal year ended January 29, 2011, and for various other reasons.

If there are any questions or concerns about the Company’s proposed response date, please do not hesitate to contact the undersigned at (662) 365-6112, or Mr. Barkley at (404) 815-6569.

Sincerely,

HANCOCK FABRICS, INC.

By:	/s/ Robert W. Driskell
Robert W. Driskell
Executive Vice President, Chief Financial Officer